

Mail Stop 3030

September 1, 2016

<u>Via E-mail</u>
Jeffrey J. Clarke
Chief Executive Officer
Eastman Kodak Company
343 State Street
Rochester, NY 14650

**Re:	Eastman Kodak Company
	Form 10-K for the Fiscal Year Ended December 31, 2015
	Filed March 15, 2016
	Form 10-Q for the Quarterly Period Ended June 30, 2016
	Filed August 9, 2016
	Form 8-K Filed August 9, 2016
	File No. 1-0087**

Dear Mr. Clarke:

	We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

	After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Detailed Results of Operations, page 36

1.	We note the disclosure in footnote 4 to the table on page 37. Please describe to us the circumstances that led to Kodak changing the timing of when U.S. employees earn their vacation benefits and discuss how you applied the applicable US GAAP guidance in reducing the related accrual. Further, revise this section in future filings to discuss this

event and other similar material events impacting your results of operations in the
reported periods. Refer to Item 303(a)(3)(1) of Regulation S-K.

Sources of Liquidity, page 46

2.   We note your reference to stricter loan covenant requirements in the fifth paragraph of
this section. It is unclear whether this language refers solely to the secured leverage
covenants discussed in the third paragraph of this section. Please advise whether other
loan covenants have also been made stricter and, if so, in what respects.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Financial Statements

Note 17. Segment Information

Change in Segment Measure of Profit and Loss, page 18

3.   We note that in the first quarter of 2016 you changed your segment performance measure
to exclude certain costs. We note that you also changed your segment performance
measure in the third quarter of 2015 to include a gain. Please explain to us in detail the
reasons for these changes. Tell us how recurring changes in the measure of segment
performance would be consistent with the objectives of ASC 280 and would facilitate the
consistency and comparability of the management approach discussed in ASC 280-10-05.
Lastly, tell us how you considered ASC 280-10-50-27 when making your revised
presentations.

Form 8-K Filed August 9, 2016

Exhibit 99.1

4.   We note that the segment earnings measure reported in your financial statements pursuant
to ASC 280 is Operational EBITDA after allocation of corporate SG&A expenses. In
this filing you also present Operational EBITDA before corporate costs for each segment
and for Total EK. Please revise future filings to clearly label these measures as non-
GAAP and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

5.   We note that you present Total EK Operational EBITDA. In future filings, please
identify and label the measure as non-GAAP and provide the disclosures required by
Item 10(e)(1)(i) of Regulation S-K. Refer to Question 104.04 of our Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures found at
https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Morris, Special Counsel, at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery